SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

With focus on profitability, TAM revises fleet plan

We chose not to increase our fleet of aircraft for the domestic market in 2012; changes in the international network should lead to annual earnings of US$ 50 million

São Paulo, August 30, 2011 – We have revised our fleet plan from 2012 with the aim of increasing profitability and improve operational performance. Thus, we will close next year with 159 aircraft, rather than with the 163 foreseen in the previous fleet plan.

Domestic Market

We estimate for 2012 a smaller growth in demand than expected for this year - between 15% and 18%, as our guidance for 2011 - because of the uncertainties surrounding the global economy. "We are confident in Brazil’s growth and in the aviation market next year, but we understand that an adjustment in our fleet plan is needed to ensure the profitability of the business, in a context of greater rationality of the market," said Líbano Barroso, TAM Airlines CEO.

To achieve this target, we will intensify our efforts to controlling costs and increasing revenues. Among the adopted measures, the narrow body fleet (aircraft with only one aisle) will not be increased by four units next year as originally planned.

In 2012, we will receive 13 new Airbus A320 family aircraft and will return 13 currently in operation. We will not opt for the renewal of four leases of aircraft by modifying the original plan of receiving 13 new equipment and returning nine. That is, there will be no net growth of the fleet.

"In our conference call with analysts, after the announcement of second quarter results in early August, I said we had the flexibility to reduce the fleet of aircraft in 2012, if necessary," says Líbano Barroso. "Even with this review, we will renew 10% of the domestic fleet, while maintaining a low average age of aircraft. Besides the clear benefit of service quality to our customers who have one of the youngest fleets in the world, it would help to reduce maintenance costs and fuel consumption. "

Even with the adopted measures, thanks to efficiency gains already achieved by high aircraft utilization, the number of company seats (ASK) will increase 4% in 2012 compared to 2011.

Below the fleet plan for the coming years, includinglarge aircraft, which operate international routes:

International market

There are no changes in the plan for wide body aircraft fleet (with two aisles, used for long flights). However, to increase operations efficiency, we will switch the A340 aircraft that operates the São Paulo/Guarulhos - Milan route by the Airbus A330 in October, in a date to be announced. These aircraft, with more energy-efficiency, by flying with two engines - the A340 has four engines- will represent a gain of more than 20% in fuel costs per available seat in São Paulo-Milan route. Currently, fuel costs represent about 35% of our total costs.

To make this equipment exchange possible, we will promote an adjustment in international routes, and flights from Rio de Janeiro/Galeão to Frankfurt and London. The current seven weekly departures to Frankfurt will be reduced to four, and six weekly departures to London will return to three.

With the set of actions, including the new flight to Mexico - beginning in October-, the additional frequency to Orlando from Sao Paulo and the replacement of A340 by A330, among others, we estimate earnings of approximate US$ 50 million per year, discounting amounts paid by leasing of aircraft, wich will no longer be operated.

"The demand for international flights remains strong in 2012, and our offer remains proper to demand. This adjustment of the international network has only the objective to make operations more efficient, reducing costs and offering the route São Paulo - Milan passengers with other aircraft model, without reducing the quality of services”, said Líbano Barroso.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 40.9% in July; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.0% of market share in this segment. With the biggest fleet of passenger aircraft in Brazil (153 operational aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 15 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.